SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for November 13, 2003

The BOC Group plc
Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Results for the fourth quarter and year to 30 September 2003
Summary of BOC results for the quarter and year to 30 September 2003
SIGNATURE

Enclosures:

A News Release dated 13 November 2003 announcing the Preliminary Results for The BOC Group plc for the year ended 30 September 2003.

FOR IMMEDIATE RELEASE
Windlesham, 13 November 2003

Results for the fourth quarter and year to 30 September 2003

‘Another solid performance with good growth in Asia and strong cash flow’

	Year 2003	Year 2002	4th qtr 2003	4th qtr 2002

Turnover	£4,323.2m	£4,017.9m	£1,141.8m	£1,044.1m

Operating profit	£481.8m	£425.6m	£122.7m	£91.6m

Adjusted operating profit [1]	£505.6m	£500.1m	£131.9m	£133.9m

Earnings per share	49.8p	41.4p	13.1p	8.3p

Adjusted earnings per share [1]	52.9p	55.9p	14.4p	15.5p

•	Group turnover increased by 9 per cent for the year and 5 per cent for the fourth quarter. Adjusted operating profit was up 1 per cent for the year but down 6 per cent for the quarter. Adjusted earnings per share declined 6 per cent for the year and 11 per cent for the quarter. 2

•	Turnover increased in Process Gas Solutions in the fourth quarter but there was a small decline in adjusted operating profit because of charges relating to the closure of a customer’s plant in south east Asia.

•	Acquisitions contributed to higher turnover in Industrial and Special Products for the fourth quarter. A weak performance in the US adversely affected profit. Excluding the US and a non-recurrent gain in Asia in the fourth quarter of 2002, adjusted operating profit was up 1 per cent.

•	BOC Edwards’ adjusted operating profit for the fourth quarter was better than the previous quarter but less than a year ago.

[1]	‘Adjusted’ means excluding exceptional items
[2]	Comparisons are made with the same period a year ago at constant exchange rates.
[3]	This preliminary announcement is unaudited.

Chief Executive, Tony Isaac said,
‘We achieved good profit growth in the UK, South Africa and most parts of Asia. BOC has been notably successful in winning new business in China and this will help to support our future growth objectives. However weak manufacturing activity coupled with delayed investment by semiconductor manufacturers held back profit growth in some of our businesses. Cash flow was at a record level in the fourth quarter, ensuring that we met our target of positive cash flow before acquisitions for the third year in succession.’

Summary of BOC results for the quarter and year to 30 September 2003

				Change at
			Change	constant
			as	exchange
	2003	2002	reported	rates [2]

Year to 30 September
Turnover	£4,323.2m	£4,017.9m	+8%	+9%

Operating profit	£481.8m	£425.6m	+13%	+13%
Adjusted operating profit	£505.6m	£500.1m	+1%	+1%

Profit before tax	£395.1m	£335.3m	+18%	+15%
Adjusted profit before tax	£418.9m	£430.0m	-3%	-4%

Earnings per share	49.8p	41.4p	+20%	+19%
Adjusted earnings per share	52.9p	55.9p	-5%	-6%

Return on capital employed [5]	11.9%	10.5%
Adjusted return on capital employed [5]	12.5%	12.3%

3 months to 30 September
Turnover	£1,141.8m	£1,044.1m	+9%	+5%

Operating profit	£122.7m	£91.6m	+34%	+25%
Adjusted operating profit	£131.9m	£133.9m	-1%	-6%

Profit before tax	£103.2m	£70.1m	+47%	+34%
Adjusted profit before tax	£112.4m	£114.8m	-2%	-7%

Earnings per share	13.1p	8.3p	+58%	+45%
Adjusted earnings per share	14.4p	15.5p	-7%	-11%

Notes

[1]	Figures shown as adjusted exclude exceptional items. Other figures shown are prepared under UK Generally Accepted Accounting Principles and therefore include exceptional items.

[2]	Results are also compared to previous periods on a constant currency basis. This eliminates the impact of changes between periods in the rates of exchange used to translate the results of overseas businesses into sterling.

[3]	Adjusted figures and constant currency comparisons are presented to provide a more meaningful indication of underlying business performance and trends, and are those used by management to review business performance.

[4]	Full statutory results are shown on pages 10 to 19.

[5]	Return on capital employed is based on operating profit as a percentage of average capital employed.

GROUP RESULTS

Group turnover increased for the year and for the fourth quarter, while adjusted operating profit increased for the year but declined for the quarter. The principal reasons for this decline were comparison against a stronger quarter a year ago in BOC Edwards and a weak result from Industrial and Special Products in the US. The reduced net pension credit, arising principally from lower equity valuations, had a negative impact on comparisons of profit before tax and earnings per share.

BUSINESS SEGMENT RESULTS

Unless stated otherwise,
—	all comparisons that follow are on the basis of constant exchange rates;
—	adjusted operating profit excludes exceptional items (see also note 3 on page 16);
—	comparisons are made with the same period a year ago;
—	the fourth quarter means the fiscal quarter to 30 September.

	Year to 30 September 2003				Fiscal fourth quarter

Business segments
£ million	Turnover		Adjusted operating profit		Turnover		Adjusted operating profit

Process Gas Solutions	1,242.7	+8%	184.0	+3%	333.4	+8%	46.4	-4%
Industrial and Special Products	1,751.2	+9%	242.7	-3%	469.7	+7%	62.8	-7%
BOC Edwards	684.1	+4%	18.5	-26%	170.5	-7%	5.3	-39%
Afrox hospitals	353.4	+16%	46.1	+31%	103.7	+15%	15.4	+32%
Gist	291.8	+10%	29.2	+13%	64.5	-5%	5.9	-3%
Corporate			(14.9)				(3.9)
Group total	4,323.2	+9%	505.6	+1%	1,141.8	+5%	131.9	-6%

PROCESS GAS SOLUTIONS (PGS)

Turnover was up 8 per cent for both the fourth quarter and the year. It was boosted as a result of the combination of BOC Process Plants with Linde in the US and by the acquisition of the EMC water services company. Turnover was further helped in the fourth quarter by higher natural gas prices that raised turnover in BOC’s associated company supplying nitrogen to the Cantarell oilfield in Mexico but did not impact profit. The combination of acquisitions and higher natural gas prices added 4 per cent to turnover in the fourth quarter. Adjusted operating profit was down 4 per cent for the quarter and up 3 per cent for the year. The decline in the quarter is attributable to an asset impairment charge following the closure of a customer’s plant in south east Asia.

UK merchant liquid volumes improved further in the fourth quarter and were 6 per cent higher than in the previous quarter. Adjusted operating profit for the UK was higher than a year ago in the fourth quarter, mainly because of successful business efficiency programmes. Results from Ireland were depressed by weak economic conditions but turnover increased in Poland as a result of organic growth and following the acquisition of Praxair Polska’s business with effect from February 2003.

North American turnover in the fourth quarter was lower than a year ago but this reflected business lost with two significant customers as previously reported. Adjusted operating profit for the fourth quarter was better. Costs were reduced and, in the merchant market, price trends were positive. In the tonnage business, demand from the steel sector began to improve but chemical sector demand was flat. Merchant liquid oxygen and nitrogen volumes as well as carbon dioxide volumes increased over the previous quarter.

A new plant supplying hydrogen for the production of clean fuels at Citgo’s refinery at Lemont, Illinois, began production at the end of October 2003.

Turnover declined slightly in the south Pacific region during the fourth quarter. Tonnage revenues were slightly better but sales volumes declined in the merchant market. Liquefied gases price increases were insufficient to offset fully the effect of lower volumes on turnover. Adjusted operating profit in the quarter was similar to a year ago despite the decline in volumes.

Profit in south east Asia was affected during the quarter by a charge for asset impairment following the closure of a customer’s plant in the Philippines.

Turnover for the fourth quarter was up in north Asia as a whole, with rapid growth in north China. The key factors behind this growth were BOC’s joint venture plant in Nanjing and additional business on the Suzhou science park near Shanghai.

In October 2003 BOC announced that, together with its joint venture partners, it would invest some US$100 million in developing three gases supply schemes in China at Taiyuan, Suzhou and in the Pearl River region. The Taiyuan Iron and Steel Company is a major stainless steel manufacturer and BOC’s joint venture company is to supply an additional 2,700 tonnes a day of oxygen to support a major expansion of steel production.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)

Turnover was up 7 per cent for the fourth quarter and up 9 per cent for the year, mainly because of the acquisitions of the Air Products packaged gas business in Canada and the Praxair Polska business in Poland. Together acquisitions added 3 per cent to turnover in the quarter and 4 per cent for the year. Adjusted operating profit was down 7 per cent for the quarter and down 3 per cent for the year, reflecting a profit on asset disposals in India in the year ago comparison, as well as poor market conditions and provisions for bad debts in the US. Excluding the US business and the asset disposals, adjusted operating profit would have increased by 1 per cent for the quarter and 4 per cent for the year. Business developed well in South Africa and in Latin America, and sales of helium, liquefied petroleum gas (LPG), medical gases and packaged chemicals improved in most markets. The LPG business benefited from good demand in the fourth quarter coupled with strong pricing leading to better margins.

Turnover and adjusted operating profit in north America continued to be adversely affected by a weak manufacturing economy in the US through much of the fourth quarter but, towards the end of the quarter, US sales began to pick up. In Canada modest underlying sales growth coupled with the positive effects of the acquisition of the Air Products packaged gas business fuelled strong growth in sales and profits. The integration of this acquisition has proceeded smoothly.

In the US there was good growth in special gases, helium and bulk medical gas but industrial products, particularly equipment sales, remained relatively depressed throughout much of the quarter. Costs related to the introduction of a new business system reduced further in the fourth quarter.

In the UK, strong sales of special gases, medical products and Sureflow hospitality products more than offset the continued decline of demand for industrial products in the fourth quarter. Adjusted operating profit increased overall reflecting these turnover trends. Price trends were positive and cylinder rental income also increased.

There was some increase in turnover in Ireland despite the weakness of the economy. This was largely due to price increases.

Poland benefited from the acquisition of the Praxair Polska business with effect from February 2003, and from improving sales of medical gases and welding products.

Profit growth in the south Pacific region during the fourth quarter was again driven by firmer prices and a more favourable product mix. In addition, Elgas, BOC’s joint venture company selling LPG in Australia enjoyed a good fourth quarter. Sales volumes were higher than a year ago as a result of colder weather and margins were better.

In South Africa the stronger rand began to affect mining and manufacturing output in the fourth quarter leading to lower sales volumes. Despite this turnover was similar to a year ago and adjusted operating profit was higher, helped by better margins for LPG.

BOC EDWARDS

Turnover in the fourth quarter was down 7 per cent overall. Gases sales increased but progress billings for gas equipment installations were lower. Sales of vacuum and exhaust management equipment and chemical management systems were also lower than a year ago.

Turbomolecular pumps were a positive exception to the semiconductor equipment sales pattern as original equipment manufacturers began to rebuild their supply chains. Bulk gases and electronic materials both showed an improvement with the largest increase in Japan, where fourth quarter sales were significantly better than in the previous quarter. Adjusted operating profit for the quarter was also down compared with a year ago but was better than the previous quarter.

Rising capacity utilisation in the semiconductor industry and signs of improving order intake in September and October are encouraging — although the benefits will not show through in profit before the end of calendar 2003.

BOC Edwards routinely takes forward cover for a portion of its expected future foreign currency revenues. Recent movements in US dollar exchange rates will give rise to a less favourable position in 2004 by some £7 million compared with 2003.

AFROX HOSPITALS

Turnover and adjusted operating profit increased in the fourth quarter. Hospital acquisitions had less impact on the comparisons for the fourth quarter but continuing integration benefits resulted in increased revenues and margins in spite of cost increases.

BOC’s subsidiary, African Oxygen Limited (“Afrox”), announced in July 2003 that it was in the process of considering its strategic options with regard to its shareholding in Afrox Healthcare Limited. This may or may not lead to a change in the shareholding of Afrox in Afrox Healthcare Limited.

GIST

Improved turnover for the year came from both new contracts and increased volumes with existing customers. The increase in adjusted operating profit for the year reflects a one-off benefit arising from the termination of operations for the Marks & Spencer General Merchandise business, as reported with the results for the third quarter.

Adjusted operating profit for the fourth quarter was similar to a year ago despite lower turnover. The decrease in turnover was because Gist ceased operations for the Marks & Spencer General Merchandise business in July. New business with Carlsberg-Tetley was insufficient to offset this fully. Gist continues to handle Marks & Spencer’s chilled and ambient food distribution in the UK. Operations on behalf of Carlsberg-Tetley, Budgens and Ocado increased in the fourth quarter.

LITIGATION

Manganese in welding fumes
On 29 October 2003, BOC announced that it was one of three defendants that received an adverse verdict from a jury in a welding fumes lawsuit in Madison County, Illinois. This lawsuit resulted from a claim that welding fumes from rods containing manganese had caused the plaintiff’s injury, which was diagnosed as idiopathic Parkinson’s disease. BOC believes that the verdict reached by that jury is inconsistent with the decisions rendered by juries in previous cases and is not supported by the scientific evidence. For these reasons, BOC respectfully disagrees with the verdict and intends to pursue an appeal.

BOC currently is a party to approximately 150 cases in the US, involving approximately 9,700 plaintiffs, alleging neurological injury through exposure to manganese in welding fumes. These include a single case that was recently filed in West Virginia state court, which alleges claims on behalf of more than 3,700 claimants. Many of these cases are currently in federal court, and have been consolidated for pre-trial purposes in the federal court in Cleveland, Ohio, in a multi-district litigation (MDL) proceeding. Other cases remain in the state courts of different states, and are at different procedural stages. None of these cases is currently set for trial before March 2004.

BOC will continue to defend itself vigorously against such assertions. The Group has historically purchased significant amounts of liability insurance. BOC also notes that it has not manufactured welding rods in the US since 1986, although it does sell welding rods manufactured by others.

US retirement benefit plan
As previously reported, an action was filed in the US District Court for the Southern District of Illinois against The BOC Group Cash Balance Retirement Plan (the Plan). The plaintiffs allege that the Plan improperly calculated lump sum distributions from the Plan. Both sides have filed motions for summary judgement, which are scheduled to be heard by the Court on 21 November 2003.

The Plan is contesting the action. At this stage, it is not possible to estimate reliably the amount of loss, if any, which might result from this action. However, should the Court rule against the Plan, the maximum potential liability could reach US$ 116 million. If the action is successful, any award would be paid out of Plan assets. Under UK accounting principles (FRS17), any such payment would be recognised as a charge in the profit and loss account of the Group.

Fluorogas
BOC believes that the adverse jury verdict in Texas reflects a misunderstanding of the law and does not reflect the facts of any loss that may have been suffered by the plaintiffs. BOC continues to challenge the verdict through the appropriate appeals process in the US.

Further details of litigation are given in note 8 on page 18.

IMPACT OF EXCHANGE RATES

The comparisons above are on a constant exchange rate basis. In aggregate exchange rate movements had a favourable impact on the translation of overseas results into sterling during the fourth quarter but remained adverse for the year as a whole. Exchange rate movements for the South African rand and the Australian dollar were favourable and movements for the US dollar and some Asian currencies were adverse. In aggregate, exchange rate movements favourably affected the turnover comparison by £46.3 million and the adjusted operating profit comparison by £6.6 million in the quarter.

CASH FLOW, BORROWINGS AND TAX

Operating cash flow for the fourth quarter was a record £291.6 million. One of the main contributory factors to this improved performance was a strong inflow resulting from the lower level of working capital. All lines of business produced positive cash flows from working capital movements in the quarter.

For the year, operating cash flow was lower because BOC’s Japanese gases business was accounted for as a joint venture instead of a subsidiary and because BOC resumed cash contributions to its UK pension fund in 2003.

In January 2003, BOC’s gases business in Japan was merged with part of Air Liquide Japan to form a joint venture company, Japan Air Gases, in which BOC has a 45 per cent economic interest. With effect from the start of the second fiscal quarter, BOC accounted for its economic share of Japan Air Gases on an equity basis. BOC no longer consolidates operating cash flow but consolidates dividends received.

For the year to date, this had a negative impact of some £49 million on the Group operating cash flow compared with a year ago. In the fourth quarter, the first dividend was received from Japan Air Gases. This was the main reason for the increase in dividends received from joint ventures and associates compared with the same quarter last year.

The resumption of cash contributions to the UK pensions scheme reduced operating cash flow by some £36 million in 2003. BOC has decided to increase its cash contributions to the UK pension scheme by a further £30 million to £66 million a year for each of the next two years. Contributions will be reviewed in the light of the next actuarial funding valuation in 2005.

Capital expenditure and financial investment in the quarter was well below that of the fourth quarter last year. The total for the quarter, and for the full year, reflects the continuing benefit of capital discipline and the relatively low level of expenditure on new investment projects through the current economic cycle. The majority of the year-on-year decline was in the Process Gas Solutions line of business.

There were no significant acquisitions in the fourth quarter. For the year, the main acquisitions were the Canadian packaged gas and related welding equipment business of Air Products, the US water services company EMC, the business of Praxair Polska in Poland and the former Celanese HyCO operations at Clear Lake, Texas.

Net borrowings at 30 September 2003 were £1,368.1 million. This was an increase of £42.5 million compared with 30 September 2002. With net cash flow producing a small inflow of £6 million, the other main factors in the net borrowings movement were foreign exchange (adverse £21 million) and the impact of portfolio changes, mainly arising from the formation of Japan Air Gases (adverse £31 million).

Net interest on net debt was covered 5.0 times by operating profit (5.3 times by adjusted operating profit). This is an improvement over the same measures last year (4.1 and 4.9 times respectively).

Gearing ratios at 30 September 2003 were 36.7 per cent for net debt / capital employed and 70.6 per cent for net debt / equity compared with 36.9 per cent and 73.6 per cent respectively at 30 September 2002. Adjusted return on capital for the year was 12.5 per cent compared with 12.3 per cent in 2002. Return on capital for the year was 11.9 per cent compared with 10.5 per cent in 2002.

The effective rate of tax on adjusted profit was 29 per cent in 2003 compared with 30 per cent in 2002. The total rate of tax was 28.7 per cent in 2003 compared with 31.7 per cent in 2002.

Under the FRS17 accounting standard used by the Group, the increase in equity valuations at the end of September will result in an increase in the expected return on pension scheme assets during 2004. This will be partly offset by an increase in the interest on pension scheme liabilities arising from longevity expectations and a lower discount rate. In aggregate an increase of some £9 million in the net pension credit is expected for 2004.

DIVIDENDS

Ordinary shareholders
A first interim dividend for 2004 of 15.5p will be paid on 2 February 2004 to shareholders on the register on 5 January 2004 and the shares will be quoted ‘ex dividend’ on 31 December 2003. The BOC Dividend Reinvestment Plan will be available to shareholders whose applications have been received by Lloyds TSB Registrars by 12 January 2004. Any revocations must be received by the same date.

American Depositary Receipt (ADR) holders
The first interim dividend will be paid on 9 February 2004 to holders of sponsored ADRs registered on 5 January 2004. The ADRs will be quoted ‘ex dividend’ on the New York Stock Exchange on 31 December 2003. The Global Invest Direct plan will be available to ADR holders.

OUTLOOK FOR 2004

The future growth of gases revenues will benefit from the positive trends in the majority of the existing PGS and ISP businesses together with the expansion of PGS tonnage schemes in China. These trends, together with generally favourable pricing developments, the delivery of savings from business efficiency programmes and the benefits of acquisitions, underpin BOC’s confidence in the future growth of its gases business.

Rising capacity utilisation in the semiconductor industry and improving order intake are encouraging for the medium term. BOC Edwards is in a very strong position to benefit from renewed investment in semiconductors as well as the growth of flat panel display manufacturing.

Cash flow has been strong and net borrowings have reduced since March 2003. The current financial year will see an improvement in the net pension credit of approximately £9 million following the recovery in equity markets up to 30 September 2003.

Notes for editors

The BOC Group is one of the largest and most global of the world’s leading gases companies. Serving two million customers in more than 50 countries, BOC employs some 44,500 people and had annual sales of over £4.3 billion in 2003.

BOC is organised into three global lines of business — aligning our organisation directly to our customers.

Process Gas Solutions (PGS) provides tailored solutions to the process needs of our largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline (tonnage), from on-site production units, or in liquid form by tanker (merchant market). PGS works globally, wherever the world’s largest companies do business.

Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas (LPG) business in certain countries.

BOC Edwards is synonymous with the semiconductor industry, supplying gases, equipment and services to one of the world’s most challenging industries. The chemical, metallurgical and scientific instrument markets are increasingly important to BOC Edwards’ general vacuum business.

In addition BOC has two specialised operations:

Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer.

Afrox hospitals, the largest supplier of private health care in southern Africa.

Print quality images of Tony Isaac, chief executive of The BOC Group and René Médori, finance director, may be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

Contact:	Christopher Marsay, Director, Investor Relations, The BOC Group Tel. 07771 730530 before 12.30pm Or 01276 477222 (International +44 1276 477222) thereafter.

Amanda Martyr, The Maitland Consultancy Tel. 020 7379 5151

GROUP RESULTS
YEAR TO 30 SEPTEMBER 2003

	Year to 30 Sep 2003			Year to 30 Sep 2002

	Before		After	Before		After
	exceptional	Exceptional	exceptional	exceptional	Exceptional	exceptional
	items	items	items	items	items	items

	£million	£million	£million	£million	£million	£million
TURNOVER, including share of joint ventures and associates	4,323.2	—	4,323.2	4,017.9	—	4,017.9
Less: Share of joint ventures	544.3	—	544.3	324.1	—	324.1
Share of associates	60.6	—	60.6	36.1	—	36.1

Turnover	3,718.3	—	3,718.3	3,657.7	—	3,657.7

Operating profit of subsidiary undertakings	407.4	(17.0)	390.4	425.6	(74.0)	351.6
Share of operating profit of joint ventures	86.8	(6.8)	80.0	63.8	(0.5)	63.3
Share of operating profit of associates	11.4	—	11.4	10.7	—	10.7

Total operating profit including share of joint ventures and associates	505.6	(23.8)	481.8	500.1	(74.5)	425.6
Loss on termination/disposal of businesses	—	—	—	—	(20.2)	(20.2)

Profit before interest	505.6	(23.8)	481.8	500.1	(94.7)	405.4
Interest on net debt	(96.1)	—	(96.1)	(103.1)	—	(103.1)
Interest on pension scheme liabilities	(110.2)	—	(110.2)	(106.1)	—	(106.1)
Expected return on pension scheme assets	119.6	—	119.6	139.1	—	139.1

Other net financing income	9.4	—	9.4	33.0	—	33.0

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	418.9	(23.8)	395.1	430.0	(94.7)	335.3
Tax (note 5)	(121.4)	7.9	(113.5)	(129.0)	22.8	(106.2)

Profit on ordinary activities after tax	297.5	(15.9)	281.6	301.0	(71.9)	229.1
Minority interests	(36.8)	0.4	(36.4)	(26.7)	0.5	(26.2)

PROFIT FOR THE YEAR	260.7	(15.5)	245.2	274.3	(71.4)	202.9
Dividends	(192.1)	—	(192.1)	(186.6)	—	(186.6)

Retained profit for the year	68.6	(15.5)	53.1	87.7	(71.4)	16.3

Earnings per share (note 6)
- basic	52.9p		49.8p	55.9p		41.4p
- diluted	52.9p		49.8p	55.7p		41.2p

GROUP RESULTS
3 MONTHS TO 30 SEPTEMBER 2003

	3 months to 30 Sep 2003			3 months to 30 Sep 2002

	Before		After	Before		After
	exceptional	Exceptional	exceptional	exceptional	Exceptional	exceptional
	items	items	items	items	items	items

	£million	£million	£million	£million	£million	£million
TURNOVER, including share of joint ventures and associates	1,141.8	—	1,141.8	1,044.1	—	1,044.1
Less: Share of joint ventures	164.3	—	164.3	85.6	—	85.6
Share of associates	21.2	—	21.2	10.0	—	10.0

Turnover	956.3	—	956.3	948.5	—	948.5

Operating profit of subsidiary undertakings	101.3	(8.2)	93.1	113.3	(42.0)	71.3
Share of operating profit of joint ventures	26.5	(1.0)	25.5	17.6	(0.3)	17.3
Share of operating profit of associates	4.1	—	4.1	3.0	—	3.0

Total operating profit including share of joint ventures and associates	131.9	(9.2)	122.7	133.9	(42.3)	91.6
Loss on termination/disposal of businesses	—	—	—	—	(2.4)	(2.4)

Profit before interest	131.9	(9.2)	122.7	133.9	(44.7)	89.2
Interest on net debt	(21.9)	—	(21.9)	(24.3)	—	(24.3)
Interest on pension scheme liabilities	(27.6)	—	(27.6)	(28.9)	—	(28.9)
Expected return on pension scheme assets	30.0	—	30.0	34.1	—	34.1

Other net financing income	2.4	—	2.4	5.2	—	5.2

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	112.4	(9.2)	103.2	114.8	(44.7)	70.1
Tax (note 5)	(29.4)	2.4	(27.0)	(31.2)	9.0	(22.2)

Profit on ordinary activities after tax	83.0	(6.8)	76.2	83.6	(35.7)	47.9
Minority interests	(11.7)	—	(11.7)	(7.2)	0.3	(6.9)

PROFIT FOR THE PERIOD	71.3	(6.8)	64.5	76.4	(35.4)	41.0

Earnings per share (note 6)
- basic	14.4p		13.1p	15.5p		8.3p
- diluted	14.4p		13.1p	15.5p		8.3p

GROUP BALANCE SHEET
AT 30 SEPTEMBER 2003

	At 30 Sep 2003	At 30 Sep 2002

	£million	£million
Fixed Assets
- Intangible assets	198.3	150.7
- Tangible assets	2,913.4	3,027.4
- Joint ventures, associates and other investments	664.5	468.6

	3,776.2	3,646.7

Current assets	1,104.9	1,246.4
Creditors: amounts falling due within one year	(1,168.2)	(1,247.9)

Net current liabilities	(63.3)	(1.5)

Total assets less current liabilities	3,712.9	3,645.2
Creditors: amounts falling due after more than one year	(1,133.1)	(1,179.0)
Provisions for liabilities and charges	(376.6)	(407.5)

Total net assets excluding pension assets and liabilities	2,203.2	2,058.7
Pension assets	75.8	54.3
Pension liabilities	(341.8)	(311.0)

Total net assets including pension assets and liabilities	1,937.2	1,802.0

Shareholders’ capital and reserves	1,759.9	1,684.1
Minority shareholders’ interests	177.3	117.9

Total capital and reserves	1,937.2	1,802.0

GROUP CASH FLOW STATEMENT
YEAR TO 30 SEPTEMBER 2003

	Year to	Year to
	30 Sep 2003	30 Sep 2002

	£million	£million
TOTAL OPERATING PROFIT before exceptional items	505.6	500.1
Depreciation and amortisation	333.4	330.9
Net retirement benefits charge less contributions	5.6	49.9
Operating profit before exceptional items of joint ventures	(86.8)	(63.8)
Operating profit before exceptional items of associates	(11.4)	(10.7)
Changes in working capital and other items	(18.0)	20.2
Exceptional cash flows	(28.3)	(67.3)

NET CASH INFLOW FROM OPERATING ACTIVITIES	700.1	759.3

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	35.0	33.9

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(94.4)	(90.7)

TAX PAID	(90.7)	(96.2)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(233.3)	(324.5)

ACQUISITIONS AND DISPOSALS	(118.3)	(215.5)

EQUITY DIVIDENDS PAID	(192.1)	(186.6)

NET CASH INFLOW /(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING	6.3	(120.3)

GROUP CASH FLOW STATEMENT
3 MONTHS TO 30 SEPTEMBER 2003

	3 months to	3 months to
	30 Sep 2003	30 Sep 2002

	£million	£million
TOTAL OPERATING PROFIT before exceptional items	131.9	133.9
Depreciation and amortisation	86.6	84.2
Net retirement benefits charge less contributions	0.7	12.2
Operating profit before exceptional items of joint ventures	(26.5)	(17.6)
Operating profit before exceptional items of associates	(4.1)	(3.0)
Changes in working capital and other items	109.7	77.7
Exceptional cash flows	(6.7)	(29.9)

NET CASH INFLOW FROM OPERATING ACTIVITIES	291.6	257.5

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	22.9	9.8

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(15.8)	(1.8)

TAX PAID	(38.0)	(20.6)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(42.6)	(89.1)

ACQUISITIONS AND DISPOSALS	(2.3)	(14.4)

EQUITY DIVIDENDS PAID	(115.7)	(110.8)

NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	100.1	30.6

TOTAL RECOGNISED GAINS AND LOSSES
YEAR TO 30 SEPTEMBER 2003

	Year to	Year to
	30 Sep 2003	30 Sep 2002

	£million	£million
Profit for the year	245.2	202.9
Actuarial loss recognised on the pension schemes	(17.5)	(431.2)
Movement on deferred tax relating to actuarial loss on pensions	2.0	134.0
Unrealised loss on write-down of revaluation reserve	—	(11.5)
Unrealised profit on disposal of a subsidiary	8.2	—
Exchange translation effect on:
- results for the year	7.1	(8.1)
- foreign currency net investments	23.4	(128.2)

Total recognised gains and losses for the year	268.4	(242.1)

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above years.

MOVEMENT IN SHAREHOLDERS’ FUNDS
YEAR TO 30 SEPTEMBER 2003

	Year to	Year to
	30 Sep 2003	30 Sep 2002

	£million	£million
Profit for the year	245.2	202.9
Dividends	(192.1)	(186.6)

	53.1	16.3
Other recognised gains and losses	23.2	(445.0)
Reversal of goodwill credit in total recognised gains and losses on disposal of a subsidiary	(4.2)	—
Shares issued	3.7	24.6
Credit in relation to share options	—	2.0

Net increase/(decrease) in shareholders’ funds for the year	75.8	(402.1)
Shareholders’ funds — at 1 October	1,684.1	2,086.2

Shareholders’ funds — at 30 September	1,759.9	1,684.1

NOTES TO THE ACCOUNTS

1	Basis of preparation The results for the year to 30 September 2003 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2002.

Financial information for the year to 30 September 2002 has been based on the full Group accounts for that period. The 2002 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The auditors’ report on the financial statements for the year to 30 September 2003 has yet to be signed.

2	Exchange rates
The majority of the Group’s operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group’s overseas operations are translated at average rates of exchange for the year. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the financial year end.

The rates of exchange to sterling for the currencies which principally affected the Group’s results were as follows:

	Year to	Year to
	30 Sep 2003	30 Sep 2002

Average rates:
- US dollar	1.60	1.47
- Australian dollar	2.62	2.77
- Japanese yen	191.01	184.34
- South African rand	13.24	15.64
Year end rates:
- US dollar	1.66	1.57
- Australian dollar	2.45	2.89
- Japanese yen	185.60	191.45
- South African rand	11.57	16.58

3	Segmental information a) Turnover, adjusted operating profit and operating profit, by business and by region, were as follows:

	Year to 30 Sep 2003			Year to 30 Sep 2002

		Adjusted			Adjusted
		operating	Operating		operating	Operating
	Turnover	profit	profit	Turnover	profit	profit

	£million	£million	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	1,242.7	184.0	177.1	1,200.6	185.2	161.2
Industrial and Special Products	1,751.2	242.7	238.2	1,605.3	248.0	229.3
BOC Edwards	684.1	18.5	7.9	688.2	26.1	(1.4)
Afrox hospitals	353.4	46.1	46.1	259.0	29.7	29.7
Gist	291.8	29.2	29.2	264.8	25.5	25.5
Corporate	—	(14.9)	(16.7)	—	(14.4)	(18.7)

Continuing operations	4,323.2	505.6	481.8	4,017.9	500.1	425.6

Regional analysis:
Europe	1,154.4	144.3	137.0	1,069.6	155.2	116.8
Americas	1,238.8	91.8	85.9	1,291.8	121.3	113.2
Africa	585.5	85.0	85.0	441.0	56.7	56.3
Asia/Pacific	1,344.5	184.5	173.9	1,215.5	166.9	139.3

Continuing operations	4,323.2	505.6	481.8	4,017.9	500.1	425.6

b)	Turnover, adjusted operating profit and operating profit, by business and by region, for the 3 months to 30 September 2003 were as follows:

	3 months to 30 Sep 2003			3 months to 30 Sep 2002

		Adjusted			Adjusted
		operating	Operating		operating	Operating
	Turnover	profit	profit	Turnover	profit	profit

	£million	£million	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	333.4	46.4	42.9	306.5	48.0	31.0
Industrial and Special Products	469.7	62.8	61.8	415.7	63.8	50.8
BOC Edwards	170.5	5.3	1.5	185.8	9.0	(2.4)
Afrox hospitals	103.7	15.4	15.4	68.1	8.9	9.0
Gist	64.5	5.9	5.9	68.0	5.7	5.8
Corporate	—	(3.9)	(4.8)	—	(1.5)	(2.6)

Continuing operations	1,141.8	131.9	122.7	1,044.1	133.9	91.6

Regional analysis:
Europe	286.9	34.8	29.1	276.3	41.5	27.7
Americas	330.1	20.8	18.9	319.1	30.2	26.6
Africa	168.1	24.2	24.2	112.6	14.3	14.3
Asia/Pacific	356.7	52.1	50.5	336.1	47.9	23.0

Continuing operations	1,141.8	131.9	122.7	1,044.1	133.9	91.6

4	Exceptional items

	Year to	Year to
	30 Sep 2003	30 Sep 2002

	£million	£million
Restructuring costs	(23.8)	(47.2)
Write-down and impairment of assets	—	(21.2)
Costs of proposed takeover	—	(6.1)

Total operating exceptional items	(23.8)	(74.5)

Closure of businesses — continuing operations	—	(21.3)
Profit on disposal of businesses — continuing operations	—	1.1

Total non-operating exceptional items	—	(20.2)

5	Tax

	Year to	Year to
	30 Sep 2003	30 Sep 2002

	£million	£million
Subsidiary undertakings	(95.0)	(100.3)
Share of joint ventures	(16.0)	(3.6)
Share of associates	(2.5)	(2.3)

Tax on profit on ordinary activities	(113.5)	(106.2)

Overseas tax included in the tax on profit on ordinary activities above was:	(86.9)	(73.9)

The tax charge includes the following credit in respect of exceptional items:
Operating exceptional items	7.9	15.3
Non-operating exceptional items	—	7.5

Tax on exceptional items	7.9	22.8

6	Earnings per share

	Year to	Year to
	30 Sep 2003	30 Sep 2002

	£million	£million
Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the year	245.2	202.9
Adjustment for exceptional items	15.5	71.4

Adjusted earnings before exceptional items	260.7	274.3

	Year to	Year to
	30 Sep 2003	30 Sep 2002

	million	million
Average number of 25p ordinary shares:
Average issued share capital	497.5	496.0
Less: average own shares held in trust	(5.0)	(5.6)

Basic	492.5	490.4
Add: dilutive share options	0.2	1.8

Diluted	492.7	492.2

7	Reconciliation of net cash flow to movement in net debt

	Year to	Year to
	30 Sep 2003	30 Sep 2002

	£million	£million
Net borrowings and finance leases — at 1 October	(1,325.6)	(1,272.1)
Net cash inflow/(outflow)	6.3	(120.3)
Issue of shares	3.7	25.0
Net borrowings assumed at acquisition	(0.8)	(0.5)
Net liquid resources eliminated on disposal	(31.0)	—
Inception of finance leases	—	(0.4)
Exchange adjustment	(20.7)	42.7

Net borrowings and finance leases — at 30 September	(1,368.1)	(1,325.6)

8	Contingent liabilities

a)	BOC has been named in numerous lawsuits in the US alleging injury from exposure to welding fumes. Many of these cases were filed during 2003. Certain of these cases have been either filed in or transferred for pre-trial purposes to the federal district court in the Northern District of Ohio, where a multi-district litigation (MDL) proceeding has been commenced. The MDL proceeding is still at an early stage. The MDL proceeding is a vehicle for co-ordinating pre-trial proceedings in cases pending in different federal district courts in the US. In addition to the cases in federal court, BOC is a defendant in a number of similar cases pending in state courts. These cases are in different stages of procedural development, and certain cases are scheduled for trial from time to time.

From the time it purchased Airco in 1978 until this year, BOC had never had an adverse jury verdict returned against it in a case alleging injury from exposure to welding fumes. On 28 October 2003, a jury in Madison County, Illinois, rendered a verdict against BOC and two co-defendants. The jury awarded US$1 million to Mr Elam, a former labourer who asserted that his idiopathic Parkinson’s disease was attributable to his exposure to welding fumes over a period of years. BOC believes that the verdict is inconsistent with the decisions rendered by juries in previous cases, is not supported by the existing scientific evidence and intends to pursue vigorously its post-trial and appeal rights.

BOC believes that it has strong defences to the claims asserted in these various proceedings related to alleged injury from exposure to welding fumes and intends to defend vigorously such claims. Based on BOC’s experience to date, together with BOC’s current assessment of the merits of the claims being asserted, and applicable insurance, BOC believes that continued defence and resolution of these proceedings will not have a material adverse effect on its financial condition or profitability and no provision has been made.

b)	In February 2003, the company was notified that a jury verdict in the US District Court for the Western District of Texas was obtained for US$132 million against Fluorogas Limited, The BOC Group Inc and The BOC Group plc. The verdict arises primarily out of an alleged breach of a memorandum of understanding by Fluorogas Limited before it was acquired by The BOC Group plc in September 2001. In March 2003, the court also awarded interest and costs against the defendants, making them jointly and severally liable for a total of US$174 million.

The company believes that the jury’s verdict reflects a misunderstanding of the law and does not reflect the facts of any loss that may have been suffered by the plaintiffs. The company is challenging the verdict through the appropriate appeals process in the US and hence no provision has been made. In addition, Fluorogas Limited was placed in administration under the Insolvency Act of 1986 pursuant to an order of the English courts. In a related proceeding in a US Bankruptcy Court, the UK administrators have obtained injunctive relief preventing the plaintiff in the Fluorogas litigation from commencing or continuing any action or proceeding enforcing any judgement against Fluorogas Limited in the US.

c)	An action has been filed in the US District Court for the Southern District of Illinois against The BOC Group Cash Balance Retirement Plan (the Plan). The plaintiffs brought this action on behalf of themselves and all others similarly affected, alleging that the Plan improperly calculated lump sum distributions from the Plan in violation of the Employee Retirement Income Security Act. Both sides have filed motions for summary judgement which are scheduled to be heard by the Court on 21 November 2003.

The Plan is contesting the action. At this stage in the litigation, it is not possible to estimate reliably the amount of loss, if any, that might result from this action and accordingly no provision has been made. However, should the Court rule against the Plan, the maximum potential liability could reach US$116 million. If the action is successful, any award would be paid out of Plan assets. Under UK accounting principles (FRS17), any such payment would be recognised as a charge in the profit and loss account of the Group.

d)	At 30 September 2002, BOC had guaranteed a portion of the borrowings of its joint venture company in Mexico. The amount of the guarantee was £116.7 million and it was shown as a contingent liability in the Group’s Report and Accounts at that date. In March 2003, as a result of certain conditions being met by the joint venture company, BOC’s guarantee has been released and no contingent liability remains at 30 September 2003.

e)	No other events have occurred that materially change the level of other contingent liabilities since 30 September 2002.

9	The preliminary announcement of the results for the year to 30 September 2003 is unaudited and was approved by the finance committee of the board of directors on 13 November 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2003

By:	/s/

Name: Sarah Larkins Title: Assistant Company Secretary